TOYOTA MOTOR

CORPORATION

Unaudited Consolidated Financial Statements

For the periods ended

September 30, 2012

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Balance Sheets

At March 31, 2012 and September 30, 2012

ASSETS

	Yen in millions		U.S. dollars in millions
	March 31, 2012	September 30, 2012	September 30, 2012
Assets
Current assets:
Cash and cash equivalents	¥1,679,200	¥1,665,422	$21,462
Time deposits	80,301	111,751	1,440
Marketable securities	1,181,070	1,287,547	16,592
Trade accounts and notes receivable, less allowance for doubtful accounts	1,999,827	1,697,071	21,869
Finance receivables, net	4,114,897	4,181,475	53,885
Other receivables	408,547	330,491	4,259
Inventories	1,622,282	1,566,995	20,193
Deferred income taxes	718,687	665,419	8,575
Prepaid expenses and other current assets	516,378	455,203	5,866

Total current assets	12,321,189	11,961,374	154,141

Noncurrent finance receivables, net	5,602,462	5,539,741	71,388
Investments and other assets:
Marketable securities and other securities investments	4,053,572	4,120,626	53,101
Affiliated companies	1,920,987	1,919,273	24,733
Employees receivables	56,524	56,441	727
Other	460,851	469,116	6,046

Total investments and other assets	6,491,934	6,565,456	84,607

Property, plant and equipment:
Land	1,243,261	1,238,046	15,954
Buildings	3,660,912	3,650,239	47,039
Machinery and equipment	9,094,399	8,918,571	114,930
Vehicles and equipment on operating leases	2,575,353	2,520,289	32,478
Construction in progress	275,357	264,161	3,404

Total property, plant and equipment, at cost	16,849,282	16,591,306	213,805

Less – Accumulated depreciation	(10,613,902)	(10,557,195)	(136,046)

Total property, plant and equipment, net	6,235,380	6,034,111	77,759

Total assets	¥30,650,965	¥30,100,682	$387,895

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Balance Sheets

At March 31, 2012 and September 30, 2012

LIABILITIES AND SHAREHOLDERS’ EQUITY

	Yen in millions		U.S. dollars in millions
	March 31, 2012	September 30, 2012	September 30, 2012
Liabilities
Current liabilities:
Short-term borrowings	¥3,450,649	¥3,707,934	$47,783
Current portion of long-term debt	2,512,620	2,142,549	27,610
Accounts payable	2,242,583	1,889,978	24,355
Other payables	629,093	564,255	7,271
Accrued expenses	1,828,523	1,769,137	22,798
Income taxes payable	133,778	214,210	2,760
Other current liabilities	984,328	951,545	12,263

Total current liabilities	11,781,574	11,239,608	144,840

Long-term liabilities:
Long-term debt	6,042,277	5,874,791	75,706
Accrued pension and severance costs	708,402	714,765	9,211
Deferred income taxes	908,883	872,047	11,238
Other long-term liabilities	143,351	134,197	1,729

Total long-term liabilities	7,802,913	7,595,800	97,884

Total liabilities	19,584,487	18,835,408	242,724

Shareholders’ equity
Toyota Motor Corporation shareholders’ equity:
Common stock, no par value, authorized: 10,000,000,000 shares at March 31, 2012 and September 30, 2012 issued: 3,447,997,492 shares at March 31, 2012 and September 30, 2012	397,050	397,050	5,117
Additional paid-in capital	550,650	550,334	7,092
Retained earnings	11,917,074	12,370,337	159,412
Accumulated other comprehensive income (loss)	(1,178,833)	(1,443,135)	(18,597)
Treasury stock, at cost, 281,187,739 shares at March 31, 2012 and 281,192,085 shares at September 30, 2012	(1,135,680)	(1,135,691)	(14,636)

Total Toyota Motor Corporation shareholders’ equity	10,550,261	10,738,895	138,388

Noncontrolling interests	516,217	526,379	6,783

Total shareholders’ equity	11,066,478	11,265,274	145,171

Commitments and contingencies

Total liabilities and shareholders’ equity	¥30,650,965	¥30,100,682	$387,895

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Statements of Income and

Unaudited Consolidated Statements of Comprehensive Income

For the first half ended September 30, 2012

Consolidated Statements of Income

	Yen in millions		U.S. dollars in millions
	For the first half ended September 30, 2011	For the first half ended September 30, 2012	For the first half ended September 30, 2012
Net revenues:
Sales of products	¥7,473,159	¥10,375,889	$133,710
Financing operations	542,763	532,465	6,862

Total net revenues	8,015,922	10,908,354	140,572

Costs and expenses:
Cost of products sold	6,883,888	8,985,276	115,790
Cost of financing operations	305,154	265,059	3,416
Selling, general and administrative	859,453	964,269	12,426

Total costs and expenses	8,048,495	10,214,604	131,632

Operating income (loss)	(32,573)	693,750	8,940

Other income (expense):
Interest and dividend income	50,608	54,489	702
Interest expense	(11,783)	(12,795)	(165)
Foreign exchange gain (loss), net	(13,874)	27,028	349
Other income, net	6,219	32,065	413

Total other income (expense)	31,170	100,787	1,299

Income (loss) before income taxes and equity in earnings of affiliated companies	(1,403)	794,537	10,239

Provision for income taxes	(28,210)	310,846	4,006
Equity in earnings of affiliated companies	79,526	123,857	1,596

Net income	106,333	607,548	7,829

Less: Net income attributable to noncontrolling interests	(24,752)	(59,279)	(764)

Net income attributable to Toyota Motor Corporation	¥81,581	¥548,269	$7,065

	Yen	Yen	U.S. dollars
Net income attributable to Toyota Motor Corporation per share
Basic	¥26.02	¥173.13	$2.23

Diluted	¥26.02	¥173.13	$2.23

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Statements of Income and

Unaudited Consolidated Statements of Comprehensive Income

For the first half ended September 30, 2012

Consolidated Statements of Comprehensive Income

	Yen in millions		U.S. dollars in millions
	For the first half ended September 30, 2011	For the first half ended September 30, 2012	For the first half ended September 30, 2012
Net income	¥106,333	¥607,548	$7,829
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(302,837)	(216,260)	(2,787)
Unrealized gains (losses) on securities, net of reclassification adjustments	(20,252)	(68,742)	(886)
Pension liability adjustments	2,559	2,694	35

Total other comprehensive income (loss)	(320,530)	(282,308)	(3,638)

Comprehensive income (loss)	(214,197)	325,240	4,191

Less: Comprehensive income attributable to noncontrolling interests	(6,684)	(41,273)	(532)

Comprehensive income (loss) attributable to Toyota Motor Corporation	¥(220,881)	¥283,967	$3,659

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Statements of Income and

Unaudited Consolidated Statements of Comprehensive Income

For the second quarter ended September 30, 2012

Consolidated Statements of Income

	Yen in millions		U.S. dollars in millions
	For the second quarter ended September 30, 2011	For the second quarter ended September 30, 2012	For the second quarter ended September 30, 2012
Net revenues:
Sales of products	¥4,310,812	¥5,142,201	$66,265
Financing operations	264,060	264,580	3,410

Total net revenues	4,574,872	5,406,781	69,675

Costs and expenses:
Cost of products sold	3,908,557	4,444,403	57,273
Cost of financing operations	143,618	133,100	1,715
Selling, general and administrative	447,307	488,671	6,298

Total costs and expenses	4,499,482	5,066,174	65,286

Operating income	75,390	340,607	4,389

Other income (expense):
Interest and dividend income	18,130	19,853	256
Interest expense	(6,402)	(6,759)	(87)
Foreign exchange gain (loss), net	(10,196)	16,110	207
Other income, net	2,206	9,523	123

Total other income (expense)	3,738	38,727	499

Quarterly income before income taxes and equity in earnings of affiliated companies	79,128	379,334	4,888

Provision for income taxes	14,978	145,932	1,880
Equity in earnings of affiliated companies	39,324	52,516	677

Quarterly net income	103,474	285,918	3,685

Less: Quarterly net income attributable to noncontrolling interests	(23,053)	(27,996)	(361)

Quarterly net income attributable to Toyota Motor Corporation	¥80,421	¥257,922	$3,324

	Yen	Yen	U.S. dollars
Quarterly net income attributable to Toyota Motor Corporation per share
Basic	¥25.65	¥81.45	$1.05

Diluted	¥25.65	¥81.44	$1.05

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Statements of Income and

Unaudited Consolidated Statements of Comprehensive Income

For the second quarter ended September 30, 2012

Consolidated Statements of Comprehensive Income

	Yen in millions		U.S. dollars in millions
	For the second quarter ended September 30, 2011	For the second quarter ended September 30, 2012	For the second quarter ended September 30, 2012
Quarterly net income	¥103,474	¥285,918	$3,685
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(253,183)	(55,105)	(710)
Unrealized gains (losses) on securities, net of reclassification adjustments	(72,245)	22,040	284
Pension liability adjustments	5,807	1,751	22

Total other comprehensive income (loss)	(319,621)	(31,314)	(404)

Quarterly comprehensive income (loss)	(216,147)	254,604	3,281

Less: Quarterly comprehensive income attributable to noncontrolling interests	(8,172)	(24,021)	(310)

Quarterly comprehensive income (loss) attributable to Toyota Motor Corporation	¥(224,319)	¥230,583	$2,971

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Consolidated Statements of Cash Flows

For the first half ended September 30, 2012

	Yen in millions		U.S. dollars in millions
	For the first half ended September 30, 2011	For the first half ended September 30, 2012	For the first half ended September 30, 2012
Cash flows from operating activities:
Net income	¥106,333	¥607,548	$7,829
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	521,560	512,984	6,611
Provision for doubtful accounts and credit losses	(10,067)	3,799	49
Pension and severance costs, less payments	11,933	12,215	157
Losses on disposal of fixed assets	10,284	17,939	231
Unrealized losses on available-for-sale securities, net	3,677	192	2
Deferred income taxes	(16,642)	42,806	552
Equity in earnings of affiliated companies	(79,526)	(123,857)	(1,596)
Changes in operating assets and liabilities, and other	(58,194)	165,921	2,139

Net cash provided by operating activities	489,358	1,239,547	15,974

Cash flows from investing activities:
Additions to finance receivables	(4,038,894)	(4,833,154)	(62,283)
Collection of and proceeds from sales of finance receivables	4,090,856	4,356,353	56,139
Additions to fixed assets excluding equipment leased to others	(311,070)	(351,486)	(4,529)
Additions to equipment leased to others	(380,610)	(491,042)	(6,328)
Proceeds from sales of fixed assets excluding equipment leased to others	11,694	16,102	208
Proceeds from sales of equipment leased to others	240,254	226,140	2,914
Purchases of marketable securities and security investments	(1,532,107)	(1,548,477)	(19,955)
Proceeds from sales of and maturity of marketable securities and security investments	1,573,974	1,216,861	15,681
Changes in investments and other assets, and other	(62,458)	47,585	613

Net cash used in investing activities	(408,361)	(1,361,118)	(17,540)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	827,401	1,434,661	18,488
Payments of long-term debt	(1,255,850)	(1,566,515)	(20,187)
Increase in short-term borrowings	279,988	422,767	5,448
Dividends paid	(94,071)	(95,004)	(1,224)
Purchase of common stock, and other	(28,699)	(27,538)	(355)

Net cash provided by (used in) financing activities	(271,231)	168,371	2,170

Effect of exchange rate changes on cash and cash equivalents	(134,471)	(60,578)	(781)

Net decrease in cash and cash equivalents	(324,705)	(13,778)	(177)

Cash and cash equivalents at beginning of period	2,080,709	1,679,200	21,639

Cash and cash equivalents at end of period	¥1,756,004	¥1,665,422	$21,462

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

1.	Basis of preparation:

The accompanying unaudited condensed consolidated financial statements of Toyota Motor Corporation (the “parent company”) as of and for the periods ended September 30, 2012, have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S.GAAP”) and on substantially the same basis as its annual consolidated financial statements except for certain required disclosures which have been omitted. The unaudited condensed consolidated financial statements should be read in conjunction with the Annual Report on Form 20-F for the year ended March 31, 2012. The unaudited condensed consolidated financial statements reflect all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the result for that period and the financial condition at that date. The consolidated results for the six-month and the three-month periods are not necessarily indicative of results to be expected for the full year.

2.	Accounting changes and recent pronouncements to be adopted in future periods:

Accounting changes -

In June 2011, the Financial Accounting Standards Board (“FASB”) issued updated guidance on the presentation of comprehensive income. This guidance requires to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. Toyota and its consolidated subsidiaries (“Toyota”) adopted this guidance from the interim period within the fiscal year, begun after December 15, 2011. The adoption of this guidance did not have a material impact on Toyota’s quarterly consolidated financial statements.

Recent pronouncements to be adopted in future periods –

In December 2011, FASB issued updated guidance of disclosures about offsetting assets and liabilities. This guidance requires additional disclosures about gross and net information for assets and liabilities including financial instruments eligible for offset in the balance sheets. This guidance is effective for fiscal year beginning on or after January 1, 2013, and for interim period within the fiscal year. Management does not expect this guidance to have a material impact on Toyota’s consolidated financial statements.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

3.	Accounting procedures specific to quarterly consolidated financial statements:

Provision for income taxes

The provision for income taxes is computed by multiplying income before income taxes and equity in earnings of affiliated companies for the first half by estimated annual effective tax rates. These estimated annual effective tax rates reflect anticipated investment tax credits, foreign tax credits and other items including changes in valuation allowances, that are expected to affect estimated annual effective tax rates.

4.	U.S. dollar amounts:

U.S. dollar amounts presented in the condensed consolidated financial statements and related notes are included solely for the convenience of the reader and are unaudited. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into, U.S. dollars. For this purpose, the rate of ¥77.60 = U.S. $1, the approximate current exchange rate at September 30, 2012, was used for the translation of the accompanying condensed consolidated financial amounts of Toyota as of and for the periods ended September 30, 2012.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

5.	Derivative financial instruments:

Toyota employs derivative financial instruments, including foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements and interest rate options to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. Toyota does not use derivatives for speculation or trading.

Fair value hedges -

Toyota enters into interest rate swaps and interest rate currency swap agreements mainly to convert its fixed-rate debt to variable-rate debt. Toyota uses interest rate swap agreements in managing interest rate risk exposure. Interest rate swap agreements are executed as either an integral part of specific debt transactions or on a portfolio basis. Toyota uses interest rate currency swap agreements to hedge exposure to currency exchange rate fluctuations on principal and interest payments for borrowings denominated in foreign currencies. Notes and loans payable issued in foreign currencies are hedged by concurrently executing interest rate currency swap agreements, which involve the exchange of foreign currency principal and interest obligations for each functional currency obligations at agreed-upon currency exchange and interest rates.

For the first half and the second quarter ended September 30, 2011 and 2012, the ineffective portion of Toyota’s fair value hedge relationships was not material. For fair value hedging relationships, the components of each derivative’s gain or loss are included in the assessment of hedge effectiveness.

Undesignated derivative financial instruments -

Toyota uses foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements, and interest rate options, to manage its exposure to foreign currency exchange rate fluctuations and interest rate fluctuations from an economic perspective, and for which Toyota is unable or has elected not to apply hedge accounting.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Fair value and gains or losses on derivative financial instruments -

The following table summarizes the fair values of derivative financial instruments at March 31, 2012 and September 30, 2012:

	Yen in millions		U.S. dollars in millions
	March 31, 2012	September 30, 2012	September 30, 2012
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Prepaid expenses and other current assets	¥7,166	¥120	$2
Investments and other assets - Other	61,174	53,709	692

Total	¥68,340	¥53,829	$694

Other current liabilities	¥(2,060)	¥(2,668)	$(34)
Other long-term liabilities	(303)	(393)	(5)

Total	¥(2,363)	¥(3,061)	$(39)

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Prepaid expenses and other current assets	¥61,983	¥33,196	$428
Investments and other assets - Other	157,642	188,515	2,429

Total	¥219,625	¥221,711	$2,857

Other current liabilities	¥(38,338)	¥(27,090)	$(349)
Other long-term liabilities	(120,666)	(116,067)	(1,496)

Total	¥(159,004)	¥(143,157)	$(1,845)

Foreign exchange forward and option contracts
Prepaid expenses and other current assets	¥9,531	¥23,817	$307
Investments and other assets - Other	—	—	—

Total	¥9,531	¥23,817	$307

Other current liabilities	¥(21,736)	¥(5,066)	$(65)
Other long-term liabilities	(70)	(4)	(0)

Total	¥(21,806)	¥(5,070)	$(65)

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

The following table summarizes the notional amounts of derivative financial instruments at March 31, 2012 and September 30, 2012:

	Yen in millions
	March 31, 2012
	Designated derivative financial instruments	Undesignated derivative financial instruments
Interest rate and currency swap agreements	¥344,623	¥10,607,666
Foreign exchange forward and option contracts	—	2,199,627

Total	¥344,623	¥12,807,293

	Yen in millions		U.S. dollars in millions
	September 30, 2012		September 30, 2012
	Designated derivative financial instruments	Undesignated derivative financial instruments	Designated derivative financial instruments	Undesignated derivative financial instruments
Interest rate and currency swap agreements	¥203,622	¥9,865,119	$2,624	$127,128
Foreign exchange forward and option contracts	—	1,950,551	—	25,136

Total	¥203,622	¥11,815,670	$2,624	$152,264

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

The following table summarizes the gains and losses on derivative financial instruments and hedged items reported in the consolidated statements of income for the first half and the second quarter ended September 30, 2011 and 2012:

	Yen in millions
	For the first half ended September 30, 2011
	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items
Derivative financial instruments designated as hedging instruments – Fair value hedge
Interest rate and currency swap agreements
Cost of financing operations	¥8,607	¥(8,050)
Interest expense	—	—

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Cost of financing operations	¥45,424	¥—
Foreign exchange gain (loss), net	(1,248)	—
Foreign exchange forward and option contracts
Cost of financing operations	3,328	—
Foreign exchange gain (loss), net	58,274	—

	Yen in millions		U.S. dollars in millions
	For the first half ended September 30, 2012		For the first half ended September 30, 2012
	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items
Derivative financial instruments designated as hedging instruments – Fair value hedge
Interest rate and currency swap agreements
Cost of financing operations	¥(9,204)	¥9,654	$(119)	$124
Interest expense	—	—	—	—

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Cost of financing operations	¥66,740	¥—	$860	$—
Foreign exchange gain (loss), net	(364)	—	(5)	—
Foreign exchange forward and option contracts
Cost of financing operations	(3,194)	—	(41)	—
Foreign exchange gain (loss), net	92,540	—	1,193	—

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

	Yen in millions
	For the second quarter ended September 30, 2011
	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items
Derivative financial instruments designated as hedging instruments – Fair value hedge
Interest rate and currency swap agreements
Cost of financing operations	¥(24,663)	¥24,932
Interest expense	—	—

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Cost of financing operations	¥(702)	¥—
Foreign exchange gain (loss), net	(768)	—
Foreign exchange forward and option contracts
Cost of financing operations	4,614	—
Foreign exchange gain (loss), net	43,156	—

	Yen in millions		U.S. dollars in millions
	For the second quarter ended September 30, 2012		For the second quarter ended September 30, 2012
	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items
Derivative financial instruments designated as hedging instruments – Fair value hedge
Interest rate and currency swap agreements
Cost of financing operations	¥586	¥(331)	$8	$(4)
Interest expense	—	—	—	—

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Cost of financing operations	¥14,228	¥—	$183	$—
Foreign exchange gain (loss), net	(172)	—	(2)	—
Foreign exchange forward and option contracts
Cost of financing operations	(4,638)	—	(60)	—
Foreign exchange gain (loss), net	27,316	—	352	—

Undesignated derivative financial instruments are used to manage risks of fluctuations in interest rates to certain borrowing transactions and in foreign currency exchange rates of certain currency receivables and payables. Toyota accounts for these derivative financial instruments as economic hedges with changes in the fair value recorded directly into current period earnings.

Cash flows from transactions of derivative financial instruments are included in cash flows from operating activities in the quarterly consolidated statements of cash flows.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Credit risk related contingent features -

Toyota enters into International Swaps and Derivatives Association Master Agreements with counterparties. These Master Agreements contain a provision requiring either Toyota or the counterparty to settle the contract or to post assets to the other party in the event of a ratings downgrade below a specified threshold.

The aggregate fair value amount of derivative financial instruments that contain credit risk related contingent features that are in a net liability position after being offset by collateral as of September 30, 2012 is ¥8,408 million ($108 million). The aggregate fair value amount of assets that are already posted as collateral as of September 30, 2012 is ¥7,450 million ($96 million). If the ratings of Toyota decline below specified thresholds, the maximum amount of assets to be posted or for which Toyota could be required to settle the contracts is ¥8,408 million ($108 million) as of September 30, 2012.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

6.	Contingencies:

Guarantees

Toyota enters into contracts with Toyota dealers to guarantee customers’ payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Toyota is required to execute its guarantee primarily when customers are unable to make required payments. The maximum potential amount of future payments as of September 30, 2012 is ¥1,797,396 million ($23,162 million). Liabilities for guarantees totaling ¥8,678 million ($112 million) have been provided as of September 30, 2012. Under these guarantee contracts, Toyota is entitled to recover any amount paid by Toyota from the customers whose original obligations Toyota has guaranteed.

Legal Proceedings

Product Recalls

From time-to-time, Toyota issues vehicle recalls and takes other safety measures including safety campaigns relating to its vehicles. In November 2009, Toyota announced a safety campaign in North America for certain models of Toyota and Lexus vehicles related to floor mat entrapment of accelerator pedals, and later expanded it to include additional models. In January 2010, Toyota announced a recall in North America for certain models of Toyota vehicles related to sticking and slow-to-return accelerator pedals. Also in January 2010, Toyota recalled in Europe and China certain models of Toyota vehicles related to sticking accelerator pedals. In February 2010, Toyota announced a worldwide recall related to the software program that controls the antilock braking system “ABS” in certain vehicle models including the Prius. Set forth below is a description of various claims, lawsuits and government investigations involving Toyota in the United States relating to these recalls and other safety measures.

Class Action and Consolidated Litigation

There are approximately 200 putative class actions that have been filed since November 2009 alleging that certain Toyota, Lexus and Scion vehicles contain defects that lead to unintended acceleration. Many of the putative class actions allege that malfunctions involving the floor mats and accelerator pedals do not cover the full scope of possible defects related to unintended acceleration. Rather, they allege that Electronic Throttle Control System-intelligent “ETCS-i” is the true cause and that Toyota has failed to inform consumers despite its awareness of the problem. In general, these cases seek recovery for the alleged diminution in value of the vehicles, injunctive and other relief. In April 2010, the approximately 190 federal cases were consolidated for pretrial proceedings into a single multi-district litigation in the United States District Court for the Central District of California. In addition, of more than 300 individual product liability personal injury cases relating to unintended acceleration pending against Toyota, the federal cases have been consolidated into the multi-district litigation. This consolidated federal action has included document production, depositions and various motions.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

The remaining individual product liability personal injury cases relating to unintended acceleration remain pending in various state courts in the United States. Additionally, there were approximately 10 putative class actions in various state courts, including California. All cases except the California case have been consolidated into the multi-district litigation. The claims are similar to the class actions in federal court. Also pending in California state court is an action filed by the Orange County District Attorney seeking, among other things, statutory penalties alleging that Toyota sold and marketed defective vehicles and that consumers have been harmed as a result of diminution in value of their vehicles.

Beginning in February 2010, Toyota has also been sued in approximately 20 putative class actions alleging defects in the antilock braking systems in various hybrid vehicles that cause the vehicles to fail to stop in a timely manner when driving in certain road conditions. The plaintiffs seek an order requiring Toyota to repair the vehicles and claim that all owners and lessees of vehicles, including those for which recalls have been implemented, should be compensated for the defects related to the antilock braking systems. These cases have been consolidated into 2 actions, one in federal court in the United States District Court for the Central District of California and one in state court in the Los Angeles County Superior Court.

Toyota believes that it has meritorious defenses to all of these cases and claims referenced in the preceding paragraphs and will vigorously defend against them.

From February through March 2010, Toyota was sued in 6 putative shareholder class actions on behalf of investors in Toyota American Depositary Receipts “ADRs” and common stock. The cases have been consolidated into a single action in the United States District Court for the Central District of California, and a lead plaintiff has been appointed. The consolidated complaint, filed October 4, 2010, alleges violations of the Securities Exchange Act of 1934 and Japan’s Financial Instruments and Exchange Act on the basis that defendants made statements that were false or misleading in that they failed to disclose problems with, or the causes of, unintended acceleration in a number of vehicle models. The plaintiffs seek monetary damages in an amount to be proven at trial, interest and attorneys’ fees and costs. The judge dismissed with prejudice the claims based on Japan’s Financial Instruments and Exchange Act. The lead plaintiff has moved for certification of a class of purchasers of Toyota’s ADRs from April 7, 2008 through February 2, 2010. Toyota believes that it has meritorious defenses to all of the allegations made in this action. Nonetheless, to avoid the cost and distraction of the litigation, Toyota has reached an agreement to resolve the claims asserted on behalf of purchasers of Toyota’s ADRs in the consolidated shareholder class action litigation for an amount not material to Toyota. Details of the settlement have been submitted to the court for review and approval.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Government Investigations

In February 2010, Toyota received a subpoena from the U.S. Attorney for the Southern District of New York and a voluntary request and subpoena from the U.S. Securities and Exchange Commission “SEC”. The subpoenas and the voluntary request primarily seek documents related to unintended acceleration and certain financial records. This is a coordinated investigation and has included interviews of Toyota and non-Toyota witnesses, as well as production of documents. In June 2010, Toyota received a second voluntary request and subpoena from the SEC and a subpoena from the U.S. Attorney for the Southern District of New York. The subpoenas and the voluntary request primarily seek production of documents related to the recalls of the steering relay rod.

In February 2012, the NHTSA initiated a preliminary investigation of a potentially faulty power window master switch in the driver-side doors in model year 2007 Camry and RAV4 vehicles. In June 2012, the NHTSA upgraded the preliminary investigation to an engineering analysis and expanded the scope to include model year 2007 through 2009 Camry, Camry hybrid, RAV4 and Yaris as well as model year 2008 Highlander hybrid. In October 2012, Toyota announced a recall and other safety measures in markets such as North America, Europe, China and Japan for certain vehicles related to the potentially faulty power window master switch.

In June 2012, Toyota announced an amendment to the 2009 floor mat entrapment safety campaign to include model year 2010 RX350 and RX450h vehicles. Toyota submitted additional documents related to this amendment pursuant to NHTSA’s request. In October 2012, Toyota filed an additional amendment to include model year 2008 through 2011 Land Cruiser vehicles.

Toyota has also received subpoenas and formal and informal requests from various states’ attorneys general, including the Executive Committee for a group of 30 states’ plus one territory’s attorney general, and certain local governmental agencies regarding various recalls, the facts underlying those recalls and customer handling related to those recalls.

Toyota is cooperating with the government agencies in their investigations, which are on-going.

Certain of the recalls and other safety measures described above have led to a number of claims, lawsuits and government investigations against Toyota in the United States as set forth in the preceding paragraphs. Toyota has had pre-trial resolution discussions in several of these matters but cannot say at this juncture whether any of these matters will achieve a resolution. Unless an agreeable disposition is reached in any particular matter, Toyota will vigorously defend against the allegations in those matters and all other claims and lawsuits described in the preceding paragraphs. Amounts accrued as of September 30, 2012 related to these legal proceedings and governmental investigations are not material to Toyota’s financial position, results of operations or cash flow. Beyond the amounts accrued, Toyota is unable to estimate a range of reasonably possible loss, if any, for the cases described above because (i) many of the proceedings are in evidence gathering stages, (ii) the likelihood of classes being certified or the ultimate size of the classes, if any, is uncertain, (iii) the outcome of pending or future appeals or motions is unknown, (iv) significant factual issues need to be resolved, (v) in some cases, novel legal issues are presented, and/or (vi) the differences between the matters as well as their interrelations further complicate the prediction of outcomes. In reaching this conclusion, Toyota considers the stages of these matters, the discovery in and information available about these matters, Toyota’s experience with similar matters and Toyota’s assessment of the matters. Although an estimation is not possible based on current information, the resolution of these matters could have an adverse effect on Toyota’s financial position, results of operations or cash flows.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Other Proceedings

Toyota has various other legal actions, other governmental proceedings and other claims pending against it, including other product liability claims in the United States. For the same reasons discussed above relating to the recall-related legal proceedings, Toyota is unable to estimate a range of reasonably possible loss, if any, beyond the amounts accrued, with respect to these claims. However, based upon information currently available to Toyota, Toyota believes that its losses from these matters, if any, would not have a material adverse effect on Toyota’s financial position, results of operations or cash flows.

Environmental Matters

The European Union brought into effect a directive that requires member states to promulgate regulations implementing automobile manufacturers shall bear the costs for taking back end-of-life vehicles and dismantling and recycling those vehicles. Currently, there are uncertainties surrounding the implementation of the applicable regulations in different European Union member states, particularly regarding manufacturer responsibilities and resultant expenses that may be incurred. Based on the legislation that has been enacted to date, Toyota has provided for its estimated liability. Although Toyota does not expect its compliance with the directive to result in significant cash expenditures, Toyota is continuing to assess the impact of this future legislation on Toyota’s financial position, results of operations and cash flows.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

7.	Segment data:

The operating segments reported below are the segments of Toyota for which separate financial information is available and for which operating income/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

The major portions of Toyota’s operations on a worldwide basis are derived from the Automotive and Financial Services business segments. The Automotive segment designs, manufactures and distributes sedans, minivans, compact cars, sport-utility vehicles, trucks and related parts and accessories. The Financial Services segment consists primarily of financing, and vehicle and equipment leasing operations to assist in the merchandising of the parent company and its affiliate companies products as well as other products. The All Other segment includes the design, manufacturing and sales of housing, telecommunications and other business.

The following tables present certain information regarding Toyota’s industry segments and operations by geographic areas and overseas revenues by destination for the first half and the second quarter ended September 30, 2011 and 2012.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Segment operating results -

For the first half ended September 30, 2011:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	¥7,231,889	¥542,763	¥241,270	¥—	¥8,015,922
Inter-segment sales and transfers	12,113	14,056	204,413	(230,582)	—

Total	7,244,002	556,819	445,683	(230,582)	8,015,922
Operating expenses	7,454,012	385,814	437,696	(229,027)	8,048,495

Operating income (loss)	¥(210,010)	¥171,005	¥7,987	¥(1,555)	¥(32,573)

For the first half ended September 30, 2012:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	¥10,109,638	¥532,465	¥266,251	¥—	¥10,908,354
Inter-segment sales and transfers	19,216	14,003	229,694	(262,913)	—

Total	10,128,854	546,468	495,945	(262,913)	10,908,354
Operating expenses	9,630,793	371,962	473,486	(261,637)	10,214,604

Operating income	¥498,061	¥174,506	¥22,459	¥(1,276)	¥693,750

	U.S. dollars in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	$130,279	$6,862	$3,431	$—	$140,572
Inter-segment sales and transfers	248	180	2,960	(3,388)	—

Total	130,527	7,042	6,391	(3,388)	140,572
Operating expenses	124,109	4,793	6,102	(3,372)	131,632

Operating income	$6,418	$2,249	$289	$(16)	$8,940

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

For the second quarter ended September 30, 2011:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	¥4,176,146	¥264,060	¥134,666	¥—	¥4,574,872
Inter-segment sales and transfers	7,026	6,987	120,478	(134,491)	—

Total	4,183,172	271,047	255,144	(134,491)	4,574,872
Operating expenses	4,190,640	194,653	245,207	(131,018)	4,499,482

Operating income (loss)	¥(7,468)	¥76,394	¥9,937	¥(3,473)	¥75,390

For the second quarter ended September 30, 2012:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	¥4,998,955	¥264,580	¥143,246	¥—	¥5,406,781
Inter-segment sales and transfers	9,794	7,420	109,443	(126,657)	—

Total	5,008,749	272,000	252,689	(126,657)	5,406,781
Operating expenses	4,769,381	184,228	239,560	(126,995)	5,066,174

Operating income	¥239,368	¥87,772	¥13,129	¥338	¥340,607

	U.S. dollars in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	$64,419	$3,410	$1,846	$—	$69,675
Inter-segment sales and transfers	127	95	1,410	(1,632)	—

Total	64,546	3,505	3,256	(1,632)	69,675
Operating expenses	61,461	2,374	3,087	(1,636)	65,286

Operating income	$3,085	$1,131	$169	$4	$4,389

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Geographic Information -

For the first half ended September 30, 2011:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	¥3,004,169	¥1,897,865	¥931,468	¥1,427,691	¥754,729	¥—	¥8,015,922
Inter-segment sales and transfers	1,649,364	41,508	27,620	99,497	69,316	(1,887,305)	—

Total	4,653,533	1,939,373	959,088	1,527,188	824,045	(1,887,305)	8,015,922
Operating expenses	4,929,446	1,877,830	961,015	1,396,649	765,976	(1,882,421)	8,048,495

Operating income (loss)	¥(275,913)	¥61,543	¥(1,927)	¥130,539	¥58,069	¥(4,884)	¥(32,573)

For the first half ended September 30, 2012:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	¥4,047,887	¥2,982,435	¥967,883	¥2,014,301	¥895,848	¥—	¥10,908,354
Inter-segment sales and transfers	2,358,369	61,301	41,724	147,607	88,507	(2,697,508)	—

Total	6,406,256	3,043,736	1,009,607	2,161,908	984,355	(2,697,508)	10,908,354
Operating expenses	6,155,426	2,861,125	997,552	1,967,383	925,647	(2,692,529)	10,214,604

Operating income	¥250,830	¥182,611	¥12,055	¥194,525	¥58,708	¥(4,979)	¥693,750

	U.S. dollars in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	$52,163	$38,433	$12,473	$25,958	$11,545	$—	$140,572
Inter-segment sales and transfers	30,392	790	537	1,902	1,140	(34,761)	—

Total	82,555	39,223	13,010	27,860	12,685	(34,761)	140,572
Operating expenses	79,323	36,870	12,855	25,353	11,928	(34,697)	131,632

Operating income	$3,232	$2,353	$155	$2,507	$757	$(64)	$8,940

“Other” consists of Central and South America, Oceania and Africa.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

For the second quarter ended September 30, 2011:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	¥1,838,482	¥1,065,110	¥483,327	¥769,587	¥418,366	¥—	¥4,574,872
Inter-segment sales and transfers	1,030,562	20,665	15,848	57,664	36,863	(1,161,602)	—

Total	2,869,044	1,085,775	499,175	827,251	455,229	(1,161,602)	4,574,872
Operating expenses	2,938,323	1,053,223	493,551	756,824	418,188	(1,160,627)	4,499,482

Operating income (loss)	¥(69,279)	¥32,552	¥5,624	¥70,427	¥37,041	¥(975)	¥75,390

For the second quarter ended September 30, 2012:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	¥2,033,402	¥1,422,686	¥478,434	¥1,016,604	¥455,655	¥—	¥5,406,781
Inter-segment sales and transfers	1,130,589	28,239	19,125	71,646	45,209	(1,294,808)	—

Total	3,163,991	1,450,925	497,559	1,088,250	500,864	(1,294,808)	5,406,781
Operating expenses	3,020,266	1,385,950	488,905	995,305	469,332	(1,293,584)	5,066,174

Operating income	¥143,725	¥64,975	¥8,654	¥92,945	¥31,532	¥(1,224)	¥340,607

	U.S. dollars in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	$26,204	$18,334	$6,165	$13,101	$5,871	$—	$69,675
Inter-segment sales and transfers	14,569	364	247	923	583	(16,686)	—

Total	40,773	18,698	6,412	14,024	6,454	(16,686)	69,675
Operating expenses	38,921	17,861	6,300	12,826	6,048	(16,670)	65,286

Operating income	$1,852	$837	$112	$1,198	$406	$(16)	$4,389

“Other” consists of Central and South America, Oceania and Africa.

Revenues are attributed to geographies based on the country location of the parent company or subsidiary that transacted the sale with the external customer.

Transfers between industries segments or geographic areas are made at amounts which Toyota’s management believes approximate arm’s-length transactions. In measuring the reportable segments’ income or losses, operating income consists of revenue less operating expenses.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Overseas Revenues by destination -

The following information shows revenues that are attributed to countries based on location of customers, excluding customers in Japan. In addition to the disclosure requirements under U.S.GAAP, Toyota discloses this information in order to provide financial statement users with valuable information.

For the first half ended September 30, 2011 and 2012:

	Yen in millions	Yen in millions	U.S. dollars in millions
	For the first half ended September 30, 2011	For the first half ended September 30, 2012	For the first half ended September 30, 2012
North America	¥1,923,087	¥3,023,201	$38,959
Europe	879,110	911,633	11,748
Asia	1,501,971	2,029,598	26,155
Other	1,397,127	1,863,618	24,016

For the second quarter ended September 30, 2011 and 2012:
	Yen in millions	Yen in millions	U.S. dollars in millions
	For the second quarter ended September 30, 2011	For the second quarter ended September 30, 2012	For the second quarter ended September 30, 2012
North America	¥1,084,236	¥1,441,206	$18,572
Europe	448,272	451,735	5,821
Asia	815,501	1,015,711	13,089
Other	821,588	920,332	11,860

“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

8.	Per share amounts:

Reconciliations of the differences between basic and diluted net income attributable to Toyota Motor Corporation per share for the first half and the second quarter ended September 30, 2011 and 2012 are as follows:

	Yen in millions	Thousands of shares	Yen	U.S. dollars in millions	U.S. dollars
	Net income attributable to Toyota Motor Corporation	Weighted- average shares	Net income attributable to Toyota Motor Corporation per share	Net income attributable to Toyota Motor Corporation	Net income attributable to Toyota Motor Corporation per share
For the first half ended September 30, 2011
Basic net income attributable to Toyota Motor Corporation per common share	¥81,581	3,135,691	¥26.02
Effect of diluted securities
Assumed exercise of dilutive stock options	(1)	—

Diluted net income attributable to Toyota Motor Corporation per common share	¥81,580	3,135,691	¥26.02

For the first half ended September 30, 2012
Basic net income attributable to Toyota Motor Corporation per common share	¥548,269	3,166,807	¥173.13	$7,065	$2.23
Effect of diluted securities
Assumed exercise of dilutive stock options	(9)	0		(0)

Diluted net income attributable to Toyota Motor Corporation per common share	¥548,260	3,166,807	¥173.13	$7,065	$2.23

For the second quarter ended September 30, 2011
Basic net income attributable to Toyota Motor Corporation per common share	¥80,421	3,135,687	¥25.65
Effect of diluted securities
Assumed exercise of dilutive stock options	(0)	—

Diluted net income attributable to Toyota Motor Corporation per common share	¥80,421	3,135,687	¥25.65

For the second quarter ended September 30, 2012
Basic net income attributable to Toyota Motor Corporation per common share	¥257,922	3,166,806	¥81.45	$3,324	$1.05
Effect of diluted securities
Assumed exercise of dilutive stock options	(3)	—		(0)

Diluted net income attributable to Toyota Motor Corporation per common share	¥257,919	3,166,806	¥81.44	$3,324	$1.05

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Certain stock options were not included in the computation of diluted net income attributable to Toyota Motor Corporation per share for the first half and the second quarter ended September 30, 2011 and 2012 mainly because the options’ exercise prices were greater than the average market price per common share during the period.

On June 15, 2012, at the Ordinary General Shareholders’ Meeting, the shareholders of the parent company approved to distribute year-end cash dividends of ¥95,004 million ($1,224 million), ¥30 ($0.39) per share, effective on June 18, 2012. On November 5, 2012, the Board of Directors of the parent company resolved to distribute interim cash dividends of ¥95,004 million ($1,224 million), ¥30 ($0.39) per share, which would be effective on November 27, 2012.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

9.	Fair value measurements:

In accordance with U.S.GAAP, Toyota classifies fair value into three levels of input as follows which are used to measure it.

Level 1:	Quoted prices in active markets for identical assets or liabilities

Level 2:	Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the assets or liabilities

Level 3:	Unobservable inputs for assets or liabilities

The following table summarizes the fair values of the assets and liabilities measured at fair value on a recurring basis at March 31, 2012 and September 30, 2012:

	Yen in millions
	March 31, 2012
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	¥485,119	¥223,385	¥—	¥708,504
Time deposits	—	50,000	—	50,000
Marketable securities and other securities investments
Government bonds	3,596,625	5,287	—	3,601,912
Common stocks	1,034,319	—	—	1,034,319
Other	40,711	454,549	1,684	496,944
Derivative financial instruments	—	289,931	7,565	297,496

Total	¥5,156,774	¥1,023,152	¥9,249	¥6,189,175

Liabilities
Derivative financial instruments	¥—	¥(180,347)	¥(2,826)	¥(183,173)

Total	¥—	¥(180,347)	¥(2,826)	¥(183,173)

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

	Yen in millions
	September 30, 2012
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	¥534,733	¥314,262	¥—	¥848,995
Time deposits	—	68,110	—	68,110
Marketable securities and other securities investments
Government bonds	3,860,924	—	—	3,860,924
Common stocks	963,222	—	—	963,222
Other	69,403	415,844	3,418	488,665
Derivative financial instruments	—	291,849	7,508	299,357

Total	¥5,428,282	¥1,090,065	¥10,926	¥6,529,273

Liabilities
Derivative financial instruments	¥—	¥(148,655)	¥(2,633)	¥(151,288)

Total	¥—	¥(148,655)	¥(2,633)	¥(151,288)

	U.S. dollars in millions
	September 30, 2012
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	$6,891	$4,049	$—	$10,940
Time deposits	—	878	—	878
Marketable securities and other securities investments
Government bonds	49,754	—	—	49,754
Common stocks	12,413	—	—	12,413
Other	894	5,359	44	6,297
Derivative financial instruments	—	3,761	97	3,858

Total	$69,952	$14,047	$141	$84,140

Liabilities
Derivative financial instruments	$—	$(1,915)	$(34)	$(1,949)

Total	$—	$(1,915)	$(34)	$(1,949)

The following is description of the assets and liabilities measured at fair value, information about the valuation techniques used to measure fair value, key inputs and significant assumptions:

Cash equivalents and time deposits -

Cash equivalents include money market funds and other investments with original maturities of three months or less. Cash equivalents classified in Level 2 include primarily negotiable certificate of deposit with original maturities of three months or less. These are measured at fair value using observable interest rates in the market. Time deposits include negotiable certificate of deposit with original maturities over three months. These are measured at fair value using observable interest rates in the market.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Marketable securities and other securities investments -

Marketable securities and other securities investments include government bonds, common stocks and other investments. Government bonds include 60% of Japanese government bonds, and 40% of U.S., European and other government bonds as of March 31, 2012, and 57% of Japanese government bonds, and 43% of U.S., European and other government bonds as of September 30, 2012. Listed stocks on the Japanese stock markets represent 83% and 83% of common stocks as of March 31, 2012 and September 30, 2012, respectively. Toyota uses quoted market prices for identical assets to measure fair value of these securities. “Other” includes primarily commercial paper. Generally, Toyota uses quoted market prices for similar assets or quoted non-active market prices for identical assets to measure fair value of these securities. These assets are classified in Level 2.

Derivative financial instruments -

See note 5 to the consolidated financial statements about derivative financial instruments. Toyota estimates the fair value of derivative financial instruments using industry-standard valuation models that require observable inputs including interest rates and foreign exchange rates, and the contractual terms. The usage of these models does not require significant judgment to be applied. These derivative financial instruments are classified in Level 2. In other certain cases when market data is not available, key inputs to the fair value measurement include quotes from counterparties, and other market data. Toyota assesses the reasonableness of changes of the quotes using observable market data. These derivative financial instruments are classified in Level 3. Toyota’s derivative fair value measurements consider assumptions about counterparty and our own non-performance risk, using such as credit default probabilities.

The changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the first half and the second quarter ended September 30, 2011 and 2012 were not material.

Certain assets and liabilities are measured at fair value on a nonrecurring basis. The assets and liabilities measured at fair value on a nonrecurring basis for the first half and the second quarter ended September 30, 2011 and 2012 were not material.